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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XATA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

983882309

(CUSIP Number)

February 12, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983882309

1	Names of Reporting Persons Eugene M. Weber
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 799,993
6 Shared Voting Power 0
7 Sole Dispositive Power 799,993
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 799,993
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 8.9%(*)
12	Type of Reporting Person (See Instructions) OO

(*)	Calculated based upon 8,775,769 shares of Common Stock outstanding as of February 12, 2009, as reported by XATA Corporation in its 10-Q filed with the United States Securities and Exchange Commission on February 4, 2009, plus warrants to purchase an aggregate of 225,207 shares of Common Stock (see Item 4).

CUSIP NO. 983882309

1	Names of Reporting Persons Weber Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 799,993
7 Sole Dispositive Power 0
8 Shared Dispositive Power 799,993

9	Aggregate Amount Beneficially Owned by Each Reporting Person 799,993
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 8.9%(*)
12	Type of Reporting Person (See Instructions) OO

(*)	Calculated based upon 8,775,769 shares of Common Stock outstanding as of February 12, 2009, as reported by XATA Corporation in its 10-Q filed with the United States Securities and Exchange Commission on February 4, 2009, plus warrants to purchase an aggregate of 225,207 shares of Common Stock (see Item 4).

CUSIP NO. 983882309

1	Names of Reporting Persons Weber Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 130,612
7 Sole Dispositive Power 0
8 Shared Dispositive Power 130,612

9	Aggregate Amount Beneficially Owned by Each Reporting Person 130,612
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 1.5%(*)
12	Type of Reporting Person (See Instructions) PN

(*)	Calculated based upon 8,775,769 shares of Common Stock outstanding as of February 12, 2009, as reported by XATA Corporation in its 10-Q filed with the United States Securities and Exchange Commission on February 4, 2009, plus warrants to purchase an aggregate of 130,612 shares of Common Stock (see Item 4).

CUSIP NO. 983882309

1	Names of Reporting Persons Weber Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 425,786
7 Sole Dispositive Power 0
8 Shared Dispositive Power 425,786

9	Aggregate Amount Beneficially Owned by Each Reporting Person 425,786
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 4.8%(*)
12	Type of Reporting Person (See Instructions) PN

(*)	Calculated based upon 8,775,769 shares of Common Stock outstanding as of February 12, 2009, as reported by XATA Corporation in its 10-Q filed with the United States Securities and Exchange Commission on February 4, 2009, plus warrants to purchase an aggregate of 67,568 shares of Common Stock (see Item 4).

CUSIP NO. 983882309

1	Names of Reporting Persons GW 2001 Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 243,595
7 Sole Dispositive Power 0
8 Shared Dispositive Power 243,595

9	Aggregate Amount Beneficially Owned by Each Reporting Person 243,595
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 2.8%(*)
12	Type of Reporting Person (See Instructions) PN

(*)	Calculated based upon 8,775,769 shares of Common Stock outstanding as of February 12, 2009, as reported by XATA Corporation in its 10-Q filed with the United States Securities and Exchange Commission on February 4, 2009, plus warrants to purchase an aggregate of 27,027 shares of Common Stock (see Item 4).

CUSIP NO. 983882309

Item 1.

(a)	Name of Issuer

XATA Corporation

(b)	Address of Issuer’s Principal Executive Offices

965 Prairie Center Drive, Eden Prairie, Minnesota 55344

Item 2.

(a)	Name of Person Filing

Eugene M. Weber

Weber Capital Management, L.L.C.

Weber Capital Partners, L.P.

Weber Capital Partners II, L.P.

GW 2001 Fund, L.P.

(b)	Address of Principal Business Office or, if none, Residence

340 Pine St., Suite 300

San Francisco, CA 94104

(c)	Citizenship

Eugene M. Weber - United States

Weber Capital Management, L.L.C. - Delaware

Weber Capital Partners, L.P. - Delaware

Weber Capital Partners II, L.P. - Delaware

GW 2001 Fund, L.P. - California

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

983882309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP NO. 983882309

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 799,993

Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P. are controlled by Weber Capital Management, L.L.C. (the “General Partner”). As a result, each of Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P. may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the Common Stock beneficially owned for such purposes by the other. Each of Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P. disclaims beneficial ownership of any Common Stock and warrants owned by the others.

Weber Capital Partners, L.P. is the owner of warrants to purchase an aggregate of 130,612 shares of Common Stock, which represents approximately 1.5% of the issued and outstanding Common Stock. Weber Capital Partners II, L.P. is the owner of 358,218 shares of Common Stock and warrants to purchase an aggregate of 67,568 shares of Common Stock, which collectively represents approximately 4.8% of the issued and outstanding Common Stock. GW 2001 Fund, L.P. is the owner of 216,568 shares of Common Stock and warrants to purchase an aggregate of 27,027 shares of Common Stock, which collectively represents approximately 2.8% of the issued and outstanding Common Stock. Accordingly, Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P. collectively own 574,786 shares of Common Stock and warrants to purchase an aggregate of 225,207 shares of Common Stock, which collectively represents approximately 8.9% of the issued and outstanding Common Stock.

CUSIP NO. 983882309

As the general partner of Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P., the General Partner may be deemed to beneficially own the 574,786 shares of Common Stock and warrants to purchase an aggregate of 225,207 shares of Common Stock collectively owned by Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P., constituting approximately 8.9% of the of the issued and outstanding Common Stock. As the sole manager of the General Partner, Eugene M. Weber may be deemed to beneficially own the 574,786 shares of Common Stock and warrants to purchase an aggregate of 225,207 shares of Common Stock collectively owned by Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P., constituting approximately 8.9% of the issued and outstanding Common Stock. Eugene M. Weber has sole voting and dispositive power with respect to the 574,786 shares of Common Stock and warrants to purchase an aggregate of 225,207 shares of Common Stock owned by Weber Capital Partners, L.P., Weber Capital Partners II, L.P. and GW 2001 Fund, L.P., by virtue of his authority to vote and dispose of such Common Stock and warrants.

(b) Percent of class:

  Eugene M. Weber - 8.9%

  Weber Capital Management, L.L.C. - 8.9%

  Weber Capital Partners, L.P. - 1.5%

  Weber Capital Partners II, L.P. - 4.8%

  GW 2001 Fund, L.P. - 2.8%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

  Eugene M. Weber - 799,993

(ii)	Shared power to vote or to direct the vote:

  Weber Capital Management, L.L.C. - 799,993

  Weber Capital Partners, L.P. - 130,612

  Weber Capital Partners II, L.P. - 425,786

  GW 2001 Fund, L.P. - 243,595

(iii)	Sole power to dispose or to direct the disposition of:

  Eugene M. Weber - 799,993

(iv)	Shared power to dispose or to direct the disposition of:

  Weber Capital Management, L.L.C. - 799,993

  Weber Capital Partners, L.P. - 130,612

  Weber Capital Partners II, L.P. - 425,786

  GW 2001 Fund, L.P. - 243,595

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐ .

CUSIP NO. 983882309

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Please see Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 983882309

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2009

WEBER CAPITAL PARTNERS, L.P.

By:	Weber Capital Management, L.L.C., its general partner

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

WEBER CAPITAL PARTNERS II, L.P.

By:	Weber Capital Management, L.L.C., its general partner

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

GW 2001 FUND, L.P.

By:	Weber Capital Management, L.L.C., its general partner

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

WEBER CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

/s/ Eugene M. Weber
Eugene M. Weber

SCHEDULE 13G

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a Statement on Schedule 13G with respect to the common stock of XATA Corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 20, 2009.

WEBER CAPITAL PARTNERS, L.P.

By:	Weber Capital Management, L.L.C., its general partner

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

WEBER CAPITAL PARTNERS II, L.P.

By:	Weber Capital Management, L.L.C., its general partner

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

GW 2001 FUND, L.P.

By:	Weber Capital Management, L.L.C., its general partner

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

WEBER CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Eugene M. Weber
	Name:	Eugene M. Weber
	Title:	Managing Member

/s/ Eugene M. Weber
Eugene M. Weber